Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year-Ended December 31,
(unaudited)	2010		2009		2008		2007		2006
Earnings:
Income from continuing operatioins before income taxes	(68,356)		(341,067)		123,372		140,499		153,572
Fixed charges	50,725		37,403		33,525		33,216		22,099

Earnings	(17,631)		(303,664)		156,897		173,715		175,671

Fixed charges:
Rental expense	4,254		4,454		6,759		5,800		4,633
Interest expense	46,471		32,949		26,766		27,416		17,466

Fixed charges	50,725		37,403		33,525		33,216		22,099

Ratio of earnings to fixed charges	(0.3	)x	(8.1	)x	4.7	x	5.2	x	7.9	x